June 5, 2023

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences

100 F Street, N.E.
Washington, D.C. 20549
Attn: Arzhang Navai and Suzanne Hayes

Re:	Apogee Therapeutics, LLC Draft Registration Statement on Form S-1 Submitted April 28, 2023 Amendment No. 1 to Draft Registration Statement on Form S-1 CIK No. 0001974640

Ladies and Gentlemen:

On behalf of Apogee Therapeutics, LLC (the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission Division of Corporation Finance (the “Staff”) contained in your letter, dated June 2, 2023 (the “Comment Letter”), regarding the above-referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”), confidentially submitted on April 28, 2023. Each of the Staff’s comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding Staff comment, which is set out in bold type. The page references in our responses correspond to the page numbers of Amendment No. 1 to the Draft Registration Statement (the “Amendment”), which is being confidentially submitted today.

Cover Page

1.	Revise your cover page to clearly disclose whether your offering is contingent on final approval of your Nasdaq listing. Please ensure the disclosure is consistent with your underwriting agreement and disclosure elsewhere in the registration statement.

In response to the Staff’s comment, the Company has revised its disclosure on the cover page of the Amendment and pages 155 and 163 of the Amendment to disclose that the closing of the offering is contingent upon the satisfaction of the standards for listing on Nasdaq.

U.S. Securities and Exchange Commission

June 5, 2023

Summary, page 1

2.	Please revise your summary to limit the discussion to an overview of the key aspects of your offering, including a brief identification of your material product candidates, the indication(s) and the current stage of development. Move the discussion of the pre- clinical trials and competing products and competing product candidates to the Business section where the information can be put in proper context. Please see Item 503 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the summary in the Amendment to limit the discussion to an overview of the key aspects of the offering and to ensure that the discussion of preclinical trials and competing products and competing product candidates is in proper context within the Business section.

Overview, page 1

3.	Delete the discussions of DUPIXENT, ADBRY, Lebrikizumab, Amlitelimab and rocatinlimab clinical trial results here and throughout your registration statement. It appears that the FDA and/or equivalent foreign regulator(s) are requiring you to conduct clinical trials for your product candidates. Therefore, it is not appropriate for you to include these results which may imply that your candidates may experience similar results with respect to safety and/or efficacy.

In response to the Staff’s comment, the Company has revised its disclosure on page 1 and throughout the Amendment to remove any suggestion that the Company’s product candidates will have similar safety and/or efficacy results as compared to DUPIXENT, ADBRY, Lebrikizumab, Amlitelimab or rocatinlimab. Where the Company has retained references to these third-party drugs, the Company has done so to provide necessary insight into the targeted mechanism of action and the potential addressable market. References to third-party clinical data have been retained in certain instances and moved to the Competition subsection of the Business section of the Amendment to inform investors regarding the endpoints and levels of safety and efficacy that the Company believes will need to be achieved to have a product that can be approved and that will be commercially viable.

4.	We note you intend to indicate when you anticipate initiating a Phase 1 clinical trial of APG777 and APG808. Please revise to indicate whether you have filed an IND for each candidate. If you have not, indicate when you plan to file them.

In response to the Staff’s comment, the Company has revised its disclosure on pages 1 and throughout the Amendment to indicate that the Company has filed for regulatory approval to commence human clinical trials of APG777 in Australia. Furthermore, the Company has revised its disclosure throughout the Amendment to indicate that the Company intends to file an IND or foreign equivalent for APG808 prior to the initiation of a Phase 1 trial.

U.S. Securities and Exchange Commission

June 5, 2023

5.	Please delete your statement anticipating when you expect to initiate your Phase 2 trials. Given that you have not initiated your Phase 1 trials, the statements are speculative.

In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 4, 70, 74, 77, 90, 100, 101 and 104 of the Amendment to clarify that the commencement of any Phase 2 trials is subject to the receipt of positive Phase 1 trial data, the submission of an IND or foreign equivalent and regulatory approval. In addition, the Company notes that, subject to the receipt of positive Phase 1 trial data, the submission of an IND or foreign equivalent and regulatory approval to commence a Phase 2 trial, the Company intends to use a portion of the offering proceeds to support its planned Phase 2 trial through completion and has revised the use of proceeds on pages 8 and 48 of the Amendment to reflect that a portion of offering proceeds is expected to be used to fund the Company’s planned Phase 2 trial.

6.	Please clarify that while your candidates may target monoclonal antibodies in the same manner as some products that have already received FDA approval and others that are further along in the regulatory approval process, you cannot conclude that your clinical trial results will be the similar to the products and product candidates that target the same monoclonal antibodies with respect to safety and/or efficacy. Revise your Business section to describe the preclinical trials you conducted, including your head to head trials. Your preclinical trial discussion should include an objective description of your trial observations, while avoiding drawing conclusions relating to safety and efficacy.

In response to the Staff’s comment, the Company has revised its disclosures throughout the Amendment to clarify that while the Company’s programs may target the same mechanisms of action as approved products or later-stage product candidates, the Company cannot provide any assurances that its clinical trial results will be similar with respect to safety and/or efficacy. In addition, the Company revised its disclosure throughout the Amendment to further describe its preclinical studies.

Our Approach, page 2

7.	We note your disclosure on page 2 that your antibody engineering programs are designed to generate assets with potentially best-in-class profiles. The term "best-in-class" suggests that your product candidates are effective and likely to be approved. Given the early stages of development for each of your candidates, the term appears speculative. Please revise to delete these references here and throughout your registration statement.

In response to the Staff’s comment, the Company has revised its disclosure on pages 2, 5, 70, 71, 76, 77 and 85 of the Amendment to remove the references to “best-in-class.”

U.S. Securities and Exchange Commission

June 5, 2023

Our Pipeline, page 3

8.	Please revise your table to combine the Lead Optimization and IND-Enabling columns into one column representing the preclinical trial development phase.

The Company acknowledges the Staff’s comment and has revised the pipeline table on pages 3 and 73 of the Amendment to replace the Lead Optimization column with a Discovery column, which the Company believes will provide more clarity to investors by distinguishing which programs have a selected development candidate and which programs have proceeded to IND-enabling studies.

9.	Please limit the items included in your pipeline table to those that are currently material to you and your operations. We note the lack of disclosure related to APG777 Additional I&I indication, APG990 and APG222. Please delete these items from your table. Alternatively, identify the additional I&I indication related to APG777 and expand your disclosures related to these programs throughout your registration statement to provide more information.

In response to the Staff’s comment, the Company has revised the pipeline table on pages 3 and 73 of the Amendment to remove the bar related to the additional I&I indication for APG777. In addition, the Company has expanded its disclosures throughout the Amendment regarding APG990 and APG222. Moreover, the Company has revised the Use of Proceeds section of the Amendment to include specific allocations for APG990 and APG222.

Biologics have Transformed Treatment of I&I Diseases, page 5

10.	You may disclose the market for products to treat indications you are developing product candidates to treat and the market for products you intend to compete with, but please delete the statements related to the aggregate market for I&I product revenues and revenues for products that your candidates are not currently being developed to compete with. The discussion of the market is too broad to be meaningful to investors. Make similar revisions to the Business section.

In response to the Staff’s comment, the Company has revised its disclosures on pages 4, 71, 78 and 83 of the Amendment to remove the statements related to the aggregate market for I&I product revenues and revenues for products that the Company’s programs are not currently being developed to compete with.

U.S. Securities and Exchange Commission

June 5, 2023

AD Background and Current Treatment Limitations, page 6

11.	Please disclose the basis for your statement that 20% of patients discontinue treatment with DUPIXENT within six months of starting therapy.

In response to the Staff’s comment, the Company has revised its disclosure on pages 72 and 82 of the Amendment to disclose that the related statement is based on a third-party study of real world use of DUPIXENT, which was based on a peer-reviewed third-party study published in the Journal of the American Academy of Dermatology.

Our Strategy, page 7

12.	Your discussion indicating that you are leveraging “clinically-validated mechanisms” appears to indicate that your candidates have already been proven effective. Based on your current disclosure, that you are planning to conduct clinical trials, we believe your use of this terminology is not appropriate. Please revise your discussion accordingly.

In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 5, 17, 55, 70, 76 and 77 of the Amendment to remove the reference to “leveraging clinically-validated mechanisms.”

Our Team, Investors and Paragon Collaboration, page 7

13.	Please revise to identify Paragon Therapeutics as a related party.

In response to the Staff’s comment, the Company has revised its disclosure on pages 5, 21, 55 and 76 of the Amendment to identify Paragon Therapeutics, Inc. as a related party.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company, page 9

14.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comment and will supplementally provide the Staff with copies of all written communications used in reliance on Section 5(d) of the Securities Act.

We rely on collaborations and licensing arrangements with third parties..., page 24

15.	Please revise your discussion to clarify that Paragon is a related party, which owns more than 5% of your capital stock and is controlled by Fairmount Funds Management LLC, which owns more than 5% of your capital stock and has two seats on your Board of Directors.

In response to the Staff’s comment, the Company has revised its disclosure on page 21 of the Amendment to clarify its relationship with Paragon Therapeutics, Inc. and Fairmount Funds Management LLC.

U.S. Securities and Exchange Commission

June 5, 2023

Business, page 72

16.	Please delete the statement on page 72 indicating “our two most advanced programs, APG777 and APG808, bind to the same epitopes, or binding sites,...as lebrikizumab and DUPIXENT, respectively, and are thereby expected to retain their clinical outcomes.” This must be proven in your clinical trials, your statement about your expectations is not appropriate.

In response to the Staff’s comment, the Company has revised its disclosure on pages 2 and 70 of the Amendment to remove reference to the Company’s expectations in the referenced statement. The remainder of the statement, with respect to the binding of APG777 and APG808 to the same epitopes, or binding sites, as lebrikizumab and DUPIXENT, respectively, is factual as it is based on data from the Company’s head-to-head preclinical studies as indicated in the Amendment.

Our Pipeline, page 75

17.	According to your pipeline table APG777, APG990 and APG222 are all being developed to treat contact dermatitis. Please discuss your strategy of developing products that it appears will compete with each other and consider including a risk factor discussing the possibility that your products will compete with each other.

In response to the Staff’s comment, the Company has revised its disclosure on page 78 of the Amendment to discuss the Company’s strategy for developing certain products for the same indication, which such strategy includes leveraging different mechanisms of action for the same indications to potentially treat a broader patient population, and added a risk factor on page 21 of the Amendment to address the possibility that the Company’s products will compete with each other.

Exclusive Forum Selection Clause, page 156

18.	Please revise your disclosure regarding your exclusive forum provision to note that the provision may result in increased costs to bring a claim, which may further limit investors’ ability to bring a claim.

In response to the Staff’s comment, the Company has revised its disclosure on pages 39 and 155 of the Amendment to note that the exclusive forum provision may result in increased costs to bring a claim, thus potentially limiting an investor’s ability to bring a claim.

U.S. Securities and Exchange Commission

June 5, 2023

Financial Statements

Note 10- Equity-Based Compensation, page F-19

19.	We note your disclosure stating that the fair value of each incentive unit grant is estimated on the grant using either an option pricing method (“OPM”), or a hybrid method, both of which used market approaches to estimate your enterprise value. Please expand your disclosure to include the significant assumptions used to estimate the fair value of your unit-based compensation awards according to ASC 718-10-50-2(f)2.

In response to the Staff’s comment, the Company has revised its disclosure on page F-20 of the Amendment to include additional disclosure of the significant assumptions used to estimate the fair value of the Company’s incentive units granted during each period presented in accordance with ASC 718-10-50-2(f)2.

If you have any questions regarding the Amendment or the responses set forth above, please do not hesitate to call me at (415) 393-8373.

Sincerely,

/s/ Ryan A. Murr

Ryan A. Murr

cc:	Michael Henderson, M.D., Apogee Therapeutics, LLC
Jane Pritchett Henderson, Apogee Therapeutics, LLC
Branden C. Berns, Gibson, Dunn & Crutcher LLP
Melanie E. Neary, Gibson, Dunn & Crutcher LLP
Divakar Gupta, Cooley LLP
Charles S. Kim, Cooley LLP
Kristin VanderPas, Cooley LLP
Darah Protas, Cooley LLP